UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

AFFINITY GAMING

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

 (CUSIP Number)

Frederick H. Fogel

Silver Point Capital, L.P.

2 Greenwich Plaza, First Floor

Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2014

 (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
5,082,992
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
5,082,992
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,082,992
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
25.1% (1)
14		TYPE OF REPORTING PERSON
IA, PN

*See Item 5.

1

The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,243,262 outstanding shares of common stock as of April 1, 2014, as reported on the Issuer’s Definitive Proxy Statement on Form 14A filed on April 8, 2014.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,082,992
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,082,992
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,082,992
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
25.1% (1)
14		TYPE OF REPORTING PERSON
IN

*See Item 5.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,082,992
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,082,992
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,082,992
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) *
25.1% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

    This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013, Amendment No. 10 filed by the Reporting Persons on May 30, 2013, Amendment No. 11 filed by the Reporting Persons on October 15, 2013 and Amendment No. 12 filed by the Reporting Persons on December 4, 2013 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 13 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Representatives of the Reporting Persons are engaged in discussions with representatives of Z Capital with respect to each of their respective investments in the Issuer and have reached a tentative understanding that would involve (1) reconstituting the Board to include seven members, consisting of the Issuer’s Chief Executive Officer, two members designated by Z Capital and four members, including two independent directors, designated by the Reporting Persons and the Other Holders, and (2) resolving and dismissing the existing litigation between Z Capital and the Issuer (and certain of its directors).  The Reporting Persons expect that future discussions with respect to these matters will include representatives of the Issuer and of the Other Holders.  The tentative understanding will not become final and binding until definitive agreements with respect thereto are executed and delivered by all parties (including the Issuer and the Other Holders) and there can be no assurance that such definitive agreements will be so executed and delivered.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, representatives of the Reporting Persons have entered into certain discussions with representatives of Z Capital with respect to each of their respective investments in the Issuer and have reached a tentative understanding with Z Capital with respect to the matters described in Item 4 above.

Item 7.  Material to be filed as Exhibits

   Exhibit 99.09: Joint Filing Agreement, dated April 23, 2014.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   April 23, 2014

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ /s/ Edward A. Mulé
ROBERT J. O’SHEA /s/ Robert J. O’Shea